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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  STATEMENT ON
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

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                                AYDIN CORPORATION
                            (NAME OF SUBJECT COMPANY)

                          ANGEL ACQUISITION CORPORATION
                         L-3 COMMUNICATIONS CORPORATION
                        L-3 COMMUNICATIONS HOLDINGS, INC.
                                    (BIDDER)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                    05468110
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                          CHRISTOPHER C. CAMBRIA, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         L-3 COMMUNICATIONS CORPORATION
                                600 THIRD AVENUE
                               NEW YORK, NY 10016
                            TELEPHONE: (212) 697-1111
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    Copy to:
                             WILLIAM E. CURBOW, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                            TELEPHONE: (212) 455-2000

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D (the "Schedule 14D-1/13D") relating to the offer by Angel Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of L-3 Communications Corporation, a Delaware corporation ("Parent") and a wholly owned subsidiary of L-3 Communications Holdings, Inc., a Delaware corporation ("Holdings"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Aydin Corporation, a Delaware corporation (the "Company"), at a purchase price of $13.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 5, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").


     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.


     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:


     On April 1, 1999, Parent issued a press release announcing that Purchaser has extended the period during which the Offer will remain open to 12:00 midnight, New York City time, on April 14, 1999, unless the Offer is further extended. The full text of the press release is set forth in exhibit (a)(9) and is incorporated herein by reference.


ITEM 10. ADDITIONAL INFORMATION.


     Item 10 (b), (c) and (d) of the Schedule 14D-1 is hereby amended and supplemented as follows:


     On March 24, 1999 Parent filed a Notification and Report Form with respect to the Offer and the Merger under the HSR Act and requested early termination of the waiting period thereunder. Unless the Antitrust Division or the FTC requests additional information from Parent or early termination is granted, the waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on April 8, 1999.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


     Item 11 of the Schedule 14D-1 is hereby amended and supplemented as follows:


     (a)(9) Press Release dated April 1, 1999.

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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                   L-3 COMMUNICATIONS HOLDINGS, INC.


                                   By: /s/ CHRISTOPHER C. CAMBRIA
                                       -----------------------------------------
                                       Name:  Christopher C. Cambria
                                       Title: Vice President and General Counsel


                                   L-3 COMMUNICATIONS CORPORATION


                                   BY: /s/ CHRISTOPHER C. CAMBRIA
                                       -----------------------------------------
                                       Name:  Christopher C. Cambria
                                       Title: Vice President, General Counsel
                                              and Secretary


                                   ANGEL ACQUISITION CORPORATION


                                   By: /s/ CHRISTOPHER C. CAMBRIA
                                       -----------------------------------------
                                       Name:  Christopher C. Cambria
                                       Title: President and Secretary

Date: April 1, 1999

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                                INDEX TO EXHIBITS




   EXHIBIT                                                PAGE
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   (a)(9)      Press Release dated April 1, 1999